1-3788

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549




05060007


SEC MAIL PROCESSING
RECEIVED
2005
WASH., D.C.
192
SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2004


PROCESSED
THOMSON
FINANCIAL

SHELL PAY DEFERRAL INVESTMENT FUND
P. O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH PETROLEUM COMPANY
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PAY DEFERRAL INVESTMENT FUND

Page

Index to Financial Statements and Exhibit

(a) Financial Statements:

(b) Exhibit:

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PAY DEFERRAL INVESTMENT FUND

By: 

Pervis Thomas, Jr.
Plan Administrator

Date: June 23, 2005

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
Shell Pay Deferral Investment Fund

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Pay Deferral Investment Fund (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2004 and 2003 and the related schedule of changes in net assets available for benefits for the years then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 23, 2005

SHELL PAY DEFERRAL INVESTMENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2004	2003
Investments at fair value:		
Investment in Shell Savings Group Trust	$ 2,377,036,714	$ 2,134,866,338
Participant loans	59,410,681	67,621,243
Total investments	2,436,447,395	2,202,487,581
Interest and other receivables	2,855,588	1,965,647
Total assets	2,439,302,983	2,204,453,228
Less - accounts payable	3,060,986	1,461,851
Net assets available for benefits	$ 2,436,241,997	$ 2,202,991,377

The accompanying notes are an integral part of this statement.

SHELL PAY DEFERRAL INVESTMENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2004	2003
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 46,685,088	$ 26,439,331
Net appreciation in Shell Savings Group Trust	154,718,738	295,504,839
	201,403,826	321,944,170
Participant contributions	131,539,150	122,589,796
Total	332,942,976	444,533,966
Deductions from net assets attributed to:		
Participant distributions & withdrawals	211,361,123	119,762,584
Administrative expenses	1,252,145	1,199,659
Total	212,613,268	120,962,243
Net increase	120,329,708	323,571,723
Transfers from external plans	112,920,912	470,220,289
Net assets available for benefits:		
Beginning of year	2,202,991,377	1,409,199,365
End of year	$ 2,436,241,997	$ 2,202,991,377

The accompanying notes are an integral part of this statement.

SHELL PAY DEFERRAL INVESTMENT FUND

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

General

The Shell Pay Deferral Investment Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument and Trust Agreement (the Regulations), which govern the Plan. As more fully described in Note 3, the assets of the Plan are held in a participating trust in the Shell Savings Group Trust (Group Trust). Effective January 1, 2003, the CRI Group Savings Plan net assets of $14,730,040 were merged into the Plan. Effective July 11, 2003, the Alliance Savings Plan net assets of $455,490,249 were merged into the Plan. On July 23, 2004, there was a plan-to-plan transfer of $4,339 from the Equistaff Advantage Plan into the Plan. Effective December 29, 2004, the Shell Trading Savings Plan net assets of $48,971,735 were merged into the plan. Effective December 23, 2004, the Pennzoil-Quaker State Company Savings and Investment Plan transferred certain participants with assets of $63,908,524 into the plan and the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees transferred certain participants with assets of $36,313.

Eligibility

Effective January 1, 2002, employees of Shell Oil Company (Shell) and certain affiliated companies (Participating Companies) may immediately elect to defer up to 25 percent of their eligible compensation on a pre-tax basis, subject to IRS limitations, for contribution to the Plan. An employee may qualify for additional "catch-up" contributions. Hardship withdrawals may be obtained subject to certain conditions. Employees will be suspended from making new contributions to the Plan for a period of six months following a hardship withdrawal.

Participants' contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, a balanced fund, company stock, mutual funds, and commingled funds. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations and investment manager agreements. Investments in the Plan are valued daily.

Vesting

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Hardship withdrawals may be obtained subject to certain limitations. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof.

Participant Accounts

A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a member's account, is available for certain qualified Plan distributions.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans ranged from 4.00 to 4.75 percent during 2004 and 4.00 to 4.25 percent during 2003.

Administration of Plan Assets

Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $22,000 and $17,000 as of December 31, 2004 and 2003, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Administrator salaries, office rentals, and data processing expenses) are absorbed by the Participating Companies.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the recordkeeper and custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan is intended to be an ongoing part of the benefit plans of the Participating Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following bases:

> Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end
>
> Participant loans are valued at cost which approximates fair value
>
> All other investments are stated at market value based on quoted prices
>
> The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN THE GROUP TRUST:

The Plan is a participant in the Group Trust. The custodian of the Group Trust is Fidelity Management Trust Company. Each plan participating in the Group Trust has a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was approximately 29.16 percent at December 31, 2004 and approximately 26.47 percent at December 31, 2003. Affiliated plans, Shell Provident Fund and Shell Trading Savings Plan, have interests in the Group Trust of approximately 70.84 percent and 0 percent at December 31, 2004 and approximately 72.47 percent and 1.06 percent at December 31, 2003, respectively.

Supplemental Schedules 2 and 3 present the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for the Group Trust as of and for each of the years then ended December 31, 2004 and 2003, respectively.

The following table presents investments representing 5% or more of the total Group Trust investments at December 31, 2004 or December 31, 2003:

	December 31,	
	2004	2003
	(In millions)	
Thrift Fund	$ 2,171	$ 2,455
U.S. Equity Index Fund	1,362	1,394
Royal Dutch Stock Fund	1,317	1,461

NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:

The Thrift Fund and Royal Dutch Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. The line of credit permits borrowings at an interest rate of Fed Funds plus 50 basis points. At December 31, 2004 and 2003, the Plan had no amounts outstanding under the line of credit.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6 - FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Sections 401(a) and 401(k) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a), 401(k), and 501(a) of the Code.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2004
SHELL PAY DEFERRAL INVESTMENT FUND

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value $
Net Investment in Shell Savings Group Trust		2,376,831,316
* Participant Loans	4.00% - 12.00%	59,410,681
		2,436,241,997

* Identified party-in-interest

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
Short-term investments	$ 2,201,201,108	$ 2,491,516,006
Common stock	1,284,405,511	1,421,832,118
Commingled funds	1,592,634,270	1,565,903,398
Registered investment company shares	3,148,357,085	2,715,288,000
Participant loans	124,491,529	125,989,819
Total investments	8,351,089,503	8,320,529,341
Interest and other receivables	16,878,800	11,311,103
Total assets	8,367,968,303	8,331,840,444
Accounts payable	14,522,315	8,832,410
Excess contributions payable	-	11,000
Total liabilities	14,522,315	8,843,410
Net assets available for benefits	$ 8,353,445,988	$ 8,322,997,034

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2004	2003
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 180,959,720	$ 128,927,221
Net appreciation in common stock	114,364,487	254,227,104
Net appreciation in commingled funds	157,792,384	328,316,340
Net appreciation in registered investment company shares	230,586,328	431,162,774
	683,702,919	1,142,633,439
Contributions:		
Participant	160,318,086	153,787,318
Employer	145,325,171	142,006,292
Rollover	10,268,378	8,271,118
	315,911,635	304,064,728
Total	999,614,554	1,446,698,167
Deductions from net assets attributed to:		
Participant distributions & withdrawals	1,087,203,233	701,249,394
Administrative expenses	5,264,937	5,378,521
Total	1,092,468,170	706,627,915
Net (decrease)/increase	(92,853,616)	740,070,252
Transfers from external plans	123,302,570	1,235,581,369
Net assets available for benefits:		
Beginning of year	8,322,997,034	6,347,345,413
End of year	$ 8,353,445,988	$ 8,322,997,034

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97935) of Royal Dutch Petroleum Company of our report dated June 23, 2005 relating to the financial statements of the Shell Pay Deferral Investment Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 23, 2005